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                 UNITED STATES
      SECURITIES AND EXCHANGE COMMISSION
            Washington, D.C.  20549

                 SCHEDULE 13D
                (Rule 13d-101)

Information to be included in statements filed pursuant to
13d-1(a) and amendments thereto filed pursuant to 13d-2(a)
(Amendment No.   2  )*

PHARMOS CORPORATION
(Name of Issuer)

Common Stock, $.03 Par Value
(Title of Class of Securities)

71713200
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.,
551 Fifth Avenue, 18th Floor, New York, New York  10176, Tel:
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 25, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
Page 1 of 8 Pages
1 NAME OF REPORTING PERSON
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
       Elliott Associates, L.P., a Delaware Limited
       Partnership

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
  (a)
  (b)

3 SEC USE ONLY

4 SOURCE OF FUNDS*
       00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)

6 CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7 SOLE VOTING POWER
       421,062

8 SHARED VOTING POWER
       0

9 SOLE DISPOSITIVE POWER
       421,062

10SHARED DISPOSITIVE POWER
       0

11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON
       421,062

12CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
  EXCLUDES CERTAIN SHARES*

13PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.23%

14TYPE OF REPORTING PERSON*
       PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1 NAME OF REPORTING PERSON
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
       Westgate International, L.P., a Cayman Islands
       Limited Partnership

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
  (a)
  (b)

3 SEC USE ONLY

4 SOURCE OF FUNDS*
       00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6 CITIZENSHIP OR PLACE OF ORGANIZATION
       Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7 SOLE VOTING POWER
       0

8 SHARED VOTING POWER
       280,708

9 SOLE DISPOSITIVE POWER
       0

10SHARED DISPOSITIVE POWER
       280,708

11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
  REPORTING PERSON
       280,708

12CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
  EXCLUDES CERTAIN SHARES*

13PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.82%

14TYPE OF REPORTING PERSON*
       PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1 NAME OF REPORTING PERSON
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
       Martley International, Inc., a Delaware corporation

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
  (a)
  (b)

3 SEC USE ONLY

4 SOURCE OF FUNDS*
       00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)

6 CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7 SOLE VOTING POWER
       0

8 SHARED VOTING POWER
       280,708

9 SOLE DISPOSITIVE POWER
       0

10SHARED DISPOSITIVE POWER
       280,708

11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
  REPORTING PERSON
       280,708

12CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
  EXCLUDES CERTAIN SHARES*

13PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.82%

14TYPE OF REPORTING PERSON*
       CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

  This statement is filed pursuant to Rule 13d-2(a) with respect to securities owned by the reporting persons specified herein as of October 2, 1997 and amends the Schedule 13D filed on August 6, 1997, as amended on September 4, 1997 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D is hereby restated in its entirety.

ITEM 3.Source and Amount of Funds or Other Consideration

  The source and amount of funds used by Elliott in making purchases of the Common Stock and Series B Preferred Stock of the Issuer ("Preferred Stock") beneficially owned by it (67% of which Preferred Stock is convertible within 60 days into Common Stock) are set forth below.

SOURCE OF FUNDS                 AMOUNT OF FUNDS
Margin accounts maintained at Merrill$1,440,000
Lynch, Pierce, Fenner and Smith Inc.

  The source and amount of funds used by Westgate in making purchases of the Common Stock and Preferred Stock beneficially owned by it (67% of which Preferred Stock is convertible within 60 days into Common Stock) are set forth below.

SOURCE OF FUNDS                 AMOUNT OF FUNDS
Margin accounts maintained at Merrill$960,000
Lynch, Pierce, Fenner and Smith Inc.

ITEM 5.Interest in Securities of the Issuer

  (a) Elliott beneficially owns 1,440 shares of Preferred Stock, 67% of which are convertible within 60 days (based on current market prices) into 421,062 shares of Common Stock, constituting 1.23% of the outstanding shares of Common Stock.

  Elliott also owns 63,600 Warrants to purchase Common
Stock ("Warrants"). The Warrants are not convertible into Common Stock until March 31, 1998.

  Westgate beneficially owns 960 shares of Preferred
Stock, 67% of which are convertible within 60 days (based on current market prices) into 280,708 shares of Common Stock, constituting 0.82% of the outstanding shares of Common Stock.

  Westgate also owns 42,400 Warrants. The Warrants are not convertible into Common Stock until March 31, 1998.

  Elliott and Westgate together beneficially own 701,770 shares of Common Stock, constituting 2.06% of all outstanding shares of Common Stock. However, the number of shares of Common Stock into which the Preferred Stock is convertible fluctuates daily based upon the market price of the Common Stock, as set forth in the Statement of Designation, Rights, Preferences and Privileges of Series B Preferred Stock of the Issuer annexed as Exhibit 4(e) to the Issuer's Form S-3 dated April 30, 1997.

  (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common
Stock beneficially owned by it.

  Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock owned by Westgate. Information regarding each of Westgate and Martley for the purposes of subparagraph
(b) of this Item 5 is set forth in Item 2 above and expressly incorporated by reference herein.

       (c)  The following transactions were effected by Elliott
since September 4, 1997, the date of the filing of Schedule
13D Amendment No. 1 by the reporting persons (the "Amendment
Filing Date"):
                                         Approximate
                     Amount of Shares    Price per Share
Date     Security    Bought (Sold)       (exclusive
                                         of commissions)

9/9/97  Common Stock       (12,000)      $2.375*
9/10/97 Common Stock       (12,000)      $2.375
9/15/97 Common Stock       ( 3,000)      $2.5
9/22/97 Common Stock       ( 1,500)      $2.375*
9/23/97 Common Stock       ( 6,000)      $2.375*
        Common Stock       (12,000)      $2.375
        Common Stock       ( 6,000)      $2.375
9/24/97 Common Stock       ( 8,000)      $2.375
        Common Stock       (12,000)      $2.375
        Common Stock       (18,000)      $2.375
        Common Stock       (27,000)      $2.375
        Common Stock       ( 8,400)      $2.375*
        Common Stock       (12,600)      $2.375*
9/25/97 Common Stock       (48,000)      $2.3841
        Common Stock       (72,000)      $2.3841
        Common Stock       (12,000)      $2.4063
        Common Stock       (18,000)      $2.4063
9/26/97 Common Stock       (44,900)      $2.7047*
        Common Stock       (10,000)      $2.5625
        Common Stock       (130,000)     $2.6154
9/29/97 Common Stock       (10,000)      $2.625
        Common Stock       (29,788)      $2.7186
9/30/97 Common Stock       (25,000)      $2.73

        All of the above transactions were effected by Elliott on NASDAQ in New York, except for those marked with an "*" which were effected by Elliott on Instinet.

        The following transactions were effected by Westgate since the Amendment Filing Date:

                                         Approximate
                     Amount of Shares    Price per Share
Date      Security   Bought (Sold)       (exclusive
                                         of commissions)

9/9/97  Common Stock       (8,000)       $2.375*
9/10/97 Common Stock       (8,000)       $2.375
9/15/97 Common Stock       (2,000)       $2.50
9/22/97 Common Stock       (1,000)       $2.375*
9/23/97 Common Stock       (4,000)       $2.375*
        Common Stock       (8,000)       $2.375
        Common Stock       (4,000)       $2.375
9/29/97 Common Stock       (10,212)      $2.7816
9/30/97 Common Stock       (5,000)       $2.8125
        Common Stock       (5,000)       $2.8125
        Common Stock       (5,000)       $2.8125
        Common Stock       (90,000)      $2.8299
        Common Stock       (48,000)      $2.8509*
        Common Stock       (85,000)      $2.73
10/1/97 Common Stock       (10,000)      $2.875
        Common Stock       (10,000)      $2.9375*
        Common Stock       (20,000)      $2.875
10/2/97 Common Stock       (18,914)      $2.875


        All of the above transactions were effected by Westgate on NASDAQ in New York, except for those marked with an "*" which were effected by Westgate on Instinet.

        No other transactions were effected by Elliott or Westgate since the Amendment Filing Date.

        (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

        No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

        (e)  Not applicable.
                               SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:              ELLIOTT ASSOCIATES, L.P.
October 2, 1997

                    By:
                           Paul E. Singer
                           General Partner

                    WESTGATE INTERNATIONAL, L.P.

                    By:  Martley International, Inc., as
                           Investment Manager

                           By:
                                  Paul E. Singer
                                  President

                    MARTLEY INTERNATIONAL, INC.


                    By:
                           Paul E. Singer
                           President